[Letterhead of Sullivan & Cromwell LLP]

July 19, 2019

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

Office of Healthcare & Insurance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	ProSight Global, Inc. Amendment No. 1 to Registration Statement on Form S-1

Filed July 16, 2019

File No. 333-232440

Ladies and Gentlemen:

On behalf of our client, ProSight Global, Inc. (the “Company”), we wish to inform you that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), which relates to a proposed initial public offering of shares of common stock of the Company. Amendment No. 2 reflects the Company’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated July 19, 2019 (the “Comment Letter”) on Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on July 16, 2019.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, the comment from the Comment Letter is restated in bold type prior to the Company’s response. The page numbers in the Company’s response refer to the page numbers in Amendment No. 2.

Securities and Exchange Commission July 19, 2019

We have enclosed a copy of Amendment No. 2 marked to show all changes from the previous amendment referenced above. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 2.

The response to the Staff’s comment set forth below, as well as the changes in disclosure referenced in the response, are the response and changes of the Company, and we are providing them to you on its behalf.

Amendment No. 1 to Registration Statement on Form S-1

Summary Consolidated Financial Data, page 20

1.	We note that the earnings per share information presented on page 21 and elsewhere in your filing is based on the 6.0 million shares actually outstanding as reflected in the historical financial statements of your predecessor instead of the 38.9 million shares to be issued to existing shareholders in your reorganization. Please tell us how this per share and other per share or share information presented on a pre-reorganization basis provides investors with meaningful information when it is inconsistent with your capital structure going forward as presented in capitalization on page 55. In your response, tell us your consideration for providing pro forma share and per share information throughout your filing that is consistent with your post-reorganization capital structure.

Response: The Company has revised the disclosure on pages iv, 21, 51, 55, 60, 91, 92, 115, 149, 162 and 165 of Amendment No. 2 in response to the Staff’s comment.

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Securities and Exchange Commission July 19, 2019

If you have additional questions or require any additional information with respect to Amendment No. 2 or this letter, please do not hesitate to contact me at (212) 558-4788 or delamaterr@sullcrom.com.

Yours truly,

/s/ Robert G. DeLaMater

Robert G. DeLaMater

(Enclosure)

cc:	Lawrence Hannon
Frank D. Papalia
(ProSight Global, Inc.)

C. Andrew Gerlach
(Sullivan & Cromwell LLP)